UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

J. W. MAYS, INC.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

057847310

(CUSIP Number)

Laura M. Twomey, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 057847310

1

Name of Reporting Persons
JANE H. GOLDMAN, as Co-Executrix of the Estate of Sol Goldman, Deceased, as Co-Trustee of the Lillian Goldman Marital Trust and as Co-Executrix of the Estate of Lillian Goldman, Deceased

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Sources of Funds* N/A

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 454,000

	9	Sole Dispositive Power

	10	Shared Dispositive Power 454,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 454,000

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 22.52%

14	Type of Reporting Person* IN

SCHEDULE 13D

CUSIP No. 057847310

1

Name of Reporting Persons
ALLAN H. GOLDMAN, as Co-Executor of the Estate of Sol Goldman, Deceased, as Co-Trustee of the Lillian Goldman Marital Trust and as Co-Executor of the Estate of Lillian Goldman, Deceased

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Sources of Funds* N/A

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 454,000

	9	Sole Dispositive Power

	10	Shared Dispositive Power 454,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 454,000

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 22.52%

14	Type of Reporting Person*. IN

SCHEDULE 13D

CUSIP No. 057847310

1	Name of Reporting Persons LOUISA LITTLE, as Co-Executrix of the Estate of Sol Goldman, Deceased and as Co-Trustee of the Lillian Goldman Marital Trust

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Sources of Funds* N/A

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 271,200

	9	Sole Dispositive Power

	10	Shared Dispositive Power 271,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 271,200

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 13.45%

14	Type of Reporting Person* IN

SCHEDULE 13D

CUSIP No. 057847310

1	Name of Reporting Persons AMY P. GOLDMAN, as Co-Executrix of the Estate of Lillian Goldman, Deceased

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Sources of Funds* N/A

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 182,800

	9	Sole Dispositive Power

	10	Shared Dispositive Power 182,800

11	Aggregate Amount Beneficially Owned by Each Reporting Person 182,800

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.07%

14	Type of Reporting Person* IN

SCHEDULE 13D

CUSIP No. 057847310

1	Name of Reporting Persons DIANE GOLDMAN KEMPER, as Co-Executrix of the Estate of Lillian Goldman, Deceased

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Sources of Funds* N/A

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 182,800

	9	Sole Dispositive Power

	10	Shared Dispositive Power 182,800

11	Aggregate Amount Beneficially Owned by Each Reporting Person 182,800

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.07%

14	Type of Reporting Person* IN

1	Name of Reporting Persons LILLIAN GOLDMAN MARITAL TRUST

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Sources of Funds* WC

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 271,200

	8	Shared Voting Power

	9	Sole Dispositive Power 271,200

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 271,200

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 13.45%

14	Type of Reporting Person* OO

This Statement on Schedule 13D, as amended, to which this amendment relates (the “Schedule 13D”), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the individuals identified on the cover pages to this Schedule 13D (such persons, collectively, the “Reporting Persons”), relating to the Common Stock, par value $1.00 per share (the “Common Stock”), of J. W. Mays, Inc., a New York corporation (“J. W. Mays”), is hereby amended as set forth below.

Item 2.	Identity and Background.
Item 2 is hereby supplemented as follows:

As a result of its purchase of 271,200 shares of Common Stock from the Estate of Sol Goldman, Deceased, the Lillian Goldman Marital Trust is being added as a Reporting Person in this Amendment No. 10 to this Schedule 13D.  The Lillian Goldman Marital Trust, which was created under the Will of Sol Goldman, is organized under the laws of the State of New York and has a business address of 640 Fifth Avenue, New York, New York 10019.  The trustees of the Lillian Goldman Marital Trust are Jane H. Goldman, Allan H. Goldman and Louisa Little.

During the last five years, it is not the case that the Lillian Goldman Marital Trust has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 23, 2010, the Lillian Goldman Marital Trust expended an aggregate of $2,904,552 of its working capital to purchase 271,200 shares of Common Stock from the Estate of Sol Goldman, Deceased.  As further described in the Purchase and Sale Agreement, a copy of which is attached hereto as Exhibit 4 and incorporated by reference herein, this price represents the estimated fair market value of the shares of Common Stock of J.W. Mays on November 23, 2010.  An independent appraiser has been retained to prepare a valuation of these shares of Common Stock.  If this appraisal results in a different fair market value of these shares of Common Stock as of November 23, 2010, the price will be adjusted.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:

Current Ownership

As of the date hereof and after giving effect to the transaction described below under “Recent Transactions,” (i) each of Jane H. Goldman and Allan H. Goldman may be deemed to share beneficial ownership of 454,000 shares of Common Stock (consisting of 271,200 shares of Common Stock held by the Lillian Goldman Marital Trust and 182,800 shares of Common Stock held by the Estate of Lillian Goldman, Deceased), or approximately 22.52% of the outstanding shares of Common Stock; (ii) Louisa Little may be deemed to share beneficial ownership of the

271,200 shares of Common Stock held by the Lillian Goldman Marital Trust, or approximately 13.45% of the outstanding shares of Common Stock; (iii) each of Amy P. Goldman and Diane Goldman Kemper may be deemed to share beneficial ownership of the 182,800 shares of Common Stock held by the Estate of Lillian Goldman, Deceased, or approximately 9.07% of the outstanding shares of Common Stock, and (iv) the Lillian Goldman Marital Trust may be deemed to have beneficial ownership of the 271,200 shares of common stock it holds, or approximately 13.45% of the outstanding shares of Common Stock.

Percentages set forth on the cover pages of this Schedule 13D and in this Item 5 were calculated based on 2,015,780 outstanding shares of Common Stock.  In its Annual Report to Shareholders for Fiscal Year Ended July 31, 2010 on Form 10-K dated October 7, 2010, J. W. Mays reported that it had 2,015,780 shares of Common Stock outstanding as of September 10, 2010.

Jane H. Goldman, Allan H. Goldman, Amy P. Goldman and Diane Goldman Kemper are siblings.  Each of Jane H. Goldman, Allan H. Goldman, Amy P. Goldman and Diane Goldman Kemper disclaims all economic interest in the shares of Common Stock reported herein except to the extent of their interests as beneficiaries of the Lillian Goldman Marital Trust and as heirs to the Estate of Lillian Goldman, Deceased. Louisa Little has no economic interest in the shares of Common Stock reported herein.

Recent Transactions

On November 23, 2010, the Estate of Sol Goldman, Deceased, the executors of which are Jane H. Goldman, Allan H. Goldman and Louisa Little, sold the 271,200 shares of Common Stock it previously owned to the Lillian Goldman Marital Trust, the trustees of which are Jane H. Goldman, Allan H. Goldman and Louisa Little.  After giving effect to this transaction, the Estate of Sol Goldman no longer holds any shares of Common Stock, and the Lillian Goldman Marital Trust owns 271,200 of Common Stock.  Other than the foregoing transaction, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby supplemented as follows:

Exhibits:

3.                                       Joint Filing Agreement among the Reporting Persons

4.                                       Purchase and Sale Agreement, dated November 23, 2010, by and among Jane H. Goldman, Allan H. Goldman, and Louisa Little, as Executors of the Estate of Sol Goldman and Jane H. Goldman, Allan H. Goldman, and Louisa Little, as Trustees of the Lillian Goldman Marital Trust

Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 10, 2011

JANE H. GOLDMAN, as Co-Executrix of the Estate of Sol Goldman, Deceased, as Co-Trustee of the Lillian Goldman Marital Trust and as Co-Executrix of the Estate of Lillian Goldman, Deceased

/s/ Jane H. Goldman

ALLAN H. GOLDMAN, as Co-Executor of the Estate of Sol Goldman, Deceased, as Co-Trustee of the Lillian Goldman Marital Trust and as Co-Executor of the Estate of Lillian Goldman, Deceased

/s/ Allan H. Goldman

LOUISA LITTLE, as Co-Executrix of the Estate of Sol Goldman, Deceased and as Co-Trustee of the Lillian Goldman Marital Trust

/s/ Louisa Little

AMY P. GOLDMAN, as Co-Executrix of the Estate of Lillian Goldman, Deceased

/s/ Amy P. Goldman

DIANE GOLDMAN KEMPER, as Co-Executrix of the Estate of Lillian Goldman, Deceased

/s/ Diane Goldman Kemper

LILLIAN GOLDMAN MARITAL TRUST

By:	/s/ Jane H. Goldman
Jane H. Goldman, Trustee

By:	/s/ Allan H. Goldman
Allan H. Goldman, Trustee

By:	/s/ Louisa Little
Louisa Little, Trustee